

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2011

Yaron Eitan
c/o Selway Capital Acquisition Corporation
74 Grand Avenue
2nd Floor
Englewood, NJ 07631

> **Re:** **Selway Capital Acquisition Corporation**
> **Registration Statement on Form S-1**
> **Amended May 23, 2011**
> **File No. 333-172714**

Dear Mr. Eitan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover

1.	We note your response to prior comment 1. In the last paragraph of the prospectus cover and throughout your document, please present the minimum total and per share amount that will be in the trust account. In appropriate sections of the document, you may explain how that minimum amount might increase due to the directed unit program or otherwise.

Prospectus Summary, page 2

2.	We note your disclosure added in response to prior comment 2. Please clarify who owns the IPAC service mark, when it was first used, and the number of other companies that call themselves IPACs.

Shareholder Redemption Rights, page 4

3.   From your response to prior comment 8, it appears possible that you could cash out the Series B holders without ever providing them an opportunity to retain their ownership in the post-acquisition company. If true, this should be disclosed as a fourth option where you discuss redemption rights throughout your prospectus, and appropriate risk factor disclosure should be added. Please advise or revise.

If you revise your disclosure in response to this comment, please clearly highlight in your prospectus summary each of the four "redemption" options that you have, the key features of each option, and why you elected to create that option (including what goal you believe each option would permit you to achieve); consider whether a clearly presented chart would be helpful to investors. The highlighted information in your revised disclosure or chart should include such key issues as:

- a direct statement, if true, that the fourth option will cause an investment in your Series A shares to result solely in a return of the *pro rata* portion of the trust account without interest after 18 months, or such longer period as described in a subsequent section that you clearly identify. In that case, investors will have no opportunity to retain their investment in the post-acquisition company except through the redeemable warrants;
- the circumstances that would lead you to choose a post-acquisition liquidation of the Series B;
- a clear comparison of the consideration to be paid to the Series B holders in the post-acquisition tender offer and the potential liquidation of the Series B shares following the business combination;
- a clear comparison of the Series A-B conversion ratio and the potential Series A-C exchange ratio;
- what happens if the more than 83.3% of shareholders wish to participate in the post-acquisition tender offer. Compare this result to the result if more than 83.3% of shareholders wish to participate in a pre-acquisition tender offer or redemption; and
- what happens to the founders' securities held in escrow that, according to page 23, are released only after a tender offer if you do not conduct a tender offer 30 days after the acquisition and the Series B shares are automatically liquidated.

The key information in your prospectus summary should not be obscured by detail that is more appropriate for a subsequent section of your document.

We may have further comment.

Trading Commencement and Separation, page 9

4.   We note your response to prior comment 11. It appears that the restriction in the Amended and Restated Certificate of Incorporation is removed when an acquisition takes

place, yet your disclosure on page 10 states that the restriction continues unless there is a pre-acquisition dissolution. Please revise or advise.

Exhibit 3.3

5. Please tell us why you restructured the language in article fifth (B) regarding the 83.3% interest of the holders and the impact of such a change.

6. We note that article fifth (B) states that "…holders of a majority of IPO Shares voted at such meeting vote against the Acquisition Transaction." However, your disclosure on page 5 describes a majority of the shares voting *for* the transaction. Given possible abstentions, please reconcile your disclosure in the prospectus and your certificate of incorporation.

7. Please expand the third paragraph of your response letter to provide us a complete analysis of why the deleted language would not be enforceable under Delaware law. Include your analysis of applicable judicial decisions. Also explain how moving the location of the language affects:
    - the enforceability of the language,
    - your ability to change its terms in the future, and
    - your analysis of whether the structure of your transaction complies with applicable tender offer rules.

8. Please reconcile the removal of article sixth (D) from exhibit 3.3 with your disclosure on page 84 of your prospectus.

9. Please ensure that your article fourth is reflected in the Description of Securities on page 110.

Exhibit 5.1

10. We note your response to prior comment 16. Please have your counsel revise the paragraphs numbered 3 and 4 to remove the assumption that the shares are "duly issued" and opine as to whether these securities are legally issued.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Burton at 202-551-3626 or Kevin Vaughn, Accounting Branch Chief, at 202-551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or me at 202-551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via fax):   Mitchell S. Nussbaum